                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
    [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (No Fee Required) for the fiscal year ended December 31, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 (No Fee Required)

                        COMMISSION FILE NUMBER: 000-29472

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       AMKOR TECHNOLOGY, INC., 401(K) PLAN
                               1900 S. PRICE ROAD
                               CHANDLER, AZ 85248

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             AMKOR TECHNOLOGY, INC.
                             1345 ENTERPRISE DRIVE
                             WEST CHESTER, PA 19380

FINANCIAL STATEMENTS AND EXHIBITS AS FOLLOWS:

         Financial statements

         -        Report of Independent Accountants

         - Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001

         - Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002

         -        Notes to Financial Statements

         Exhibits

         -        Exhibit 23.1--Consent of Independent Accountants

         - Exhibit 99.1--Certification of CEO in accordance with Section 906 of the Sarbanes-Oxley Act

         - Exhibit 99.2--Certification of CFO in accordance with Section 906 of the Sarbanes-Oxley Act

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Amkor Technology, Inc., 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       AMKOR TECHNOLOGY, INC., 401(K) PLAN

Date: June 26, 2003

                     By: /s/ Kenneth T. Joyce
                     ------------------------------------
                     Name:  Kenneth T. Joyce
                     Title: Chief Financial Officer,
                     Amkor Technology, Inc.

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN

          FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION
                      AS OF DECEMBER 31, 2002 AND 2001 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                    I N D E X

                                                                                                            Page
                                                                                                           Number
                                                                                                           ------
Report of Independent Accountants                                                                            F1

Statements of Net Assets Available for Benefits                                                              F2

Statement of Changes in Net Assets Available for Benefits                                                    F3

Notes to Financial Statements                                                                              F4 - F8

Supplementary Financial Information:

     Schedule G (Form 5500)
          Part III, Schedule of Nonexempt Transactions                                                       F9

     Schedule H (Form 5500)
          Line 4i, Schedule of Assets Held at End of Year                                                 F10 - F11

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Amkor Technology, Inc., 401(K) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Amkor Technology, Inc., 401(K) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Nonexempt Transactions and Assets Held at End of Year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 13, 2003

                                       F1

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001

                                                               2002            2001
--------------------------------------------------------------------------------------
Assets:
     Investments, at fair value:
        Amkor Technology, Inc. common stock                $ 1,751,533     $        --
        Shares of registered investment companies           27,112,649      29,526,875
        Investment in commingled pool                        3,128,183       2,410,577
        Loans receivable - participants                        806,127         652,214
                                                           -----------     -----------

     Total investments                                      32,798,492      32,589,666
                                                           -----------     -----------

     Receivables:
        Employer's contribution receivable                          --          67,935
        Participants' contribution receivable                       --         130,443
                                                           -----------     -----------

     Total receivables                                              --         198,378
                                                           -----------     -----------

Total assets                                                32,798,492      32,788,044

Liabilities                                                         --              --
                                                           -----------     -----------

Net assets available for benefits                          $32,798,492     $32,788,044
                                                           ===========     ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       F2

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                              2002
----------------------------------------------------------------------
ADDITIONS

Investment income:
     Dividends                                            $    787,828
     Net depreciation in fair value of investments          (3,171,203)
     Interest on participant loans                              58,291
                                                          ------------

Total investment income                                     (2,325,084)
                                                          ------------

Contributions:
     Participants'                                           3,690,133
     Employer's                                              2,253,423
     Rollover                                                  657,211
                                                          ------------

Total contributions                                          6,600,767
                                                          ------------

Total additions                                              4,275,683
                                                          ------------

DEDUCTIONS

Benefits paid to participants                               (4,230,161)

Administrative expenses                                        (35,074)
                                                          ------------

Total deductions                                            (4,265,235)
                                                          ------------

Net increase                                                    10,448

Net assets available for benefits - beginning of year       32,788,044
                                                          ------------

Net assets available for benefits - end of year           $ 32,798,492
                                                          ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       F3

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2002

(1)      DESCRIPTION OF PLAN

         The following description of the Amkor Technology, Inc., 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering substantially all employees of Amkor Technology, Inc. (the Employer). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the IRC) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         ADMINISTRATION

         Under ERISA, the Employer is the designated administrator of the Plan. The Employer has contracted with Fidelity Management Trust Company (Fidelity Trust) and its affiliates to maintain participants' Plan accounts and to provide certain other recordkeeping and administrative services for the Plan, and with Fidelity Trust to act as the Plan's trustee.

         CONTRIBUTIONS

         Participants may elect to defer up to 60% of their eligible compensation (as defined in the Plan) each year, subject to IRC limits. Participants may also rollover to the Plan amounts representing eligible distributions from other qualified plans.

         Each plan year, the Employer contributes non-discretionary matching contributions in an amount equal to 75% of each eligible participant's deferral contributions to the Plan, not to exceed the lesser of $6,000 or 16% of the participant's eligible compensation. Plan participants must complete one year of service to be eligible for Employer matching contributions. The Employer also may make additional matching Employer contributions of a percent, if any, to be determined annually based on a percentage of eligible participants' deferral contributions.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's deferral contributions, any qualified rollover contributions and allocations of
         (a) any Employer matching contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses, if applicable. Allocations of Plan earnings or losses are based on participant account balances. The benefit to which a participant is entitled is the balance of the participant's vested account.

         VESTING

         Participants are immediately vested in their contributions plus actual earnings (if any) thereon. Vesting in the Employer's matching contribution portion of their accounts plus actual earnings (if any) thereon is based on

                                       F4

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                           DECEMBER 31, 2001 AND 2002

         participants' years of credited service. A participant is 34% vested after one year of credited service, 67% vested after two years of credited service and 100 percent vested after three years of credited service.

         Active participants will become fully vested in the Employer's matching contribution portion of their accounts if they reach normal retirement age (age 65), become disabled (as defined in the Plan), or die.

         FORFEITURES

         At December 31, 2002 and 2001, forfeited nonvested accounts totaled $133,559 and $123,382, respectively, and are available to reduce the Employer's cost of future matching contributions. In 2002, the Employer did not use forfeited nonvested accounts to reduce its matching contributions.

         PAYMENT OF BENEFITS

         On termination of service, a participant generally may elect to leave his or her account balance in the Plan or receive a lump-sum distribution of his or her vested account balance. If a terminated participant's vested account balance is $5,000 or less, a lump sum distribution of the participant's vested account balance automatically will be made without his or her consent.

         INVESTMENT OPTIONS

         Assets of the Plan are held by Fidelity Trust and are invested in the investment options available under the Plan based on instructions received from Plan participants. The Plan offers a number of options for the investment of participants' Plan accounts, including various mutual funds, an open-ended commingled pool sponsored by Fidelity Trust and, effective January 1, 2002, an Employer common stock fund.

         ADMINISTRATIVE EXPENSES

         The Plan's administrative expenses are payable from Plan assets unless paid by the Employer, as provided by the Plan document. During 2002, administrative expenses of the Plan paid by the Employer amounted to approximately $35,100.

(2)      SUMMARY OF ACCOUNTING POLICIES

         PRESENTATION

         The financial statements of the Plan are presented on the accrual basis of accounting.

         ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Accordingly, actual results could differ from those estimates.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                       F5

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                           DECEMBER 31, 2001 AND 2002

         RISKS AND UNCERTAINTIES

         As described in Note 1, the Plan provides participants with various investment options. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(3)      PARTICIPANT LOANS RECEIVABLE

         Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less their highest outstanding loan balance during the prior 12 months) or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates. Outstanding loans at December 31, 2002 carry interest rates ranging from 6% to 10.67%. Principal and interest generally are paid ratably through monthly payroll deductions. Loans are payable in full upon a participant's termination of employment with the Employer.

(4)      PLAN TERMINATION

         Although it has not expressed any interest to do so, the Employer has the right under the Plan to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)      TAX STATUS

         The Plan obtained its latest determination letter on December 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter to bring it into compliance with applicable law and to make other desired changes. The Plan administrator believes that the Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                       F6

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                           DECEMBER 31, 2001 AND 2002

(6)      INVESTMENTS

         Investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are separately identified as follows:

                                                            2002            2001
                                                         Fair Value      Fair Value
                                                        -----------     -----------
         Fidelity Managed Income Portfolio              $ 3,128,183     $ 2,410,577
         Fidelity Low Priced Stock                        2,555,850       1,697,054
         Fidelity Growth & Income Portfolio                      --       3,533,258
         Fidelity Dividend Growth Fund                    4,262,569       5,263,172
         Fidelity Equity Income Fund                      1,717,294       1,928,396
         Fidelity Freedom Funds                           2,977,164       3,182,670
         Spartan U. S. Equity Index Fund                  2,613,224       3,227,918
         Janus Worldwide Fund                             2,273,991       3,254,140
         Baron Asset Fund                                        --       2,115,281
         Amkor Technology, Inc. common stock              1,751,533              --
         Fidelity Investment Grade Bond Fund              6,314,285              --
         Fidelity Mid Cap Stock Fund                      1,728,222              --
                                                        -----------     -----------

                                                        $29,304,058     $26,612,466
                                                        ===========     ===========

         During 2002 the Plan's investments, including investments bought, sold and held during the year, appreciated (depreciated) as follows:

         Amkor Technology, Inc. common stock            $   198,817
         Shares of registered investment companies       (3,517,960)
         Investment in commingled pool                      147,940
                                                       -----------

                                                       $(3,171,203)
                                                       ===========

(7)      RELATED PARTY TRANSACTIONS

         Certain Plan investments are managed by Fidelity Trust, the Plan's trustee, or an affiliate of Fidelity Trust. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered to be party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

         During 2002, the Plan paid $35,074 to Fidelity for administrative expenses.

         As allowed by the Plan, participants may elect to invest their accounts in the Amkor Technology, Inc. Stock Fund (the Stock Fund), which invests solely in shares of the Employer's common stock. Investments in the Stock Fund are at the direction of the Plan participants. The shares of Amkor Technology, Inc. common stock are traded in the open market. Participants purchased 367,969 shares at a cost of $1,552,716 in 2002.

                                       F7

                       AMKOR TECHNOLOGY, INC. 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                           DECEMBER 31, 2001 AND 2002

(8)      PLAN AMENDMENTS

         Effective January 1, 2002, the following Plan amendments were adopted by the Employer:

         - The percentage of eligible compensation that participants may elect to defer increased from 13% to 60%, subject to IRC limits;

         - The maximum quarterly employer matching contributions per participant of $1,500 was eliminated. The maximum annual employer matching contributions per participant was changed to be the lesser of $6,000 or 16% of eligible compensation;

         - The vesting schedule for the Plan was reduced from a five-year graded schedule to a three-year graded schedule;

         - Discretionary Employer profit-sharing contributions were eliminated from the Plan;

         -        Distributions from the Plan may now be taken as lump sum only;
                  and

         - The Plan added the stock of the Employer (Amkor Technology, Inc.) as an investment option.

         - The age requirement for participation in the Plan was eliminated.

                                       F8

                       AMKOR TECHNOLOGY, INC., 401(k) PLAN
                      Plan Sponsor: Amkor Technology, Inc.
                          Plan Sponsor EIN: 23-1722724
                                Plan Number: 001

            Schedule G, Part III - Schedule of Nonexempt Transactions
                          Year Ended December 31, 2002

                     Relationship
                        to Plan                                                                             Current
                     Employee, or                                                  Expense                  Value of
    Identity of          other       Description                                   Incurred                 Asset on    Net Gain or
       Party           party-in-         of        Purchase   Selling   Lease        with      Cost of    Transaction    (Loss) on
      Involved         interest      Transaction     Price     Price    Rental   Transaction     Asset        Date      Transaction
-----------------------------------------------------------------------------------------------------------------------------------
Amkor                               Late
Technology Inc.      Plan sponsor   contribution     $--        $--       $--        $--       $16,000      $16,000         $--

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

                                       F9

                      AMKOR TECHNOLOGY, INC., 401(k) PLAN
                      Plan Sponsor: Amkor Technology, Inc.
                          Plan Sponsor EIN: 23-1722724
                                Plan Number: 001

     Line 4i of Schedule H - Schedule of Assets Held for Investment Purposes
                     at End of Year As of December 31, 2002

      Identity of issue, borrower,                                                      Current
        lessor, or similar party        Description of investment                        value
*     Fidelity Investment Funds      Managed Income Portfolio                         $3,128,184
*     Fidelity Investment Funds      Investment Grade Bond Fund                        6,314,285
*     Fidelity Investment Funds      Puritan Fund - Balanced Equity Fund                 893,809
*     Fidelity Investment Funds      Equity - Income Fund                              1,717,294
*     Fidelity Investment Funds      Dividend Growth Fund                              4,262,569
*     Fidelity Investment Funds      Low-Priced Stock Fund                             2,555,850
*     Fidelity Investment Funds      Diversified International Fund                      520,898
*     Fidelity Investment Funds      Mid-Cap Stock Fund                                1,728,222
*     Fidelity Investment Funds      Freedom Funds - Asset Allocation                  2,977,164
      Neuberger & Berman
         Genesis Trust               Small-Cap Value Fund                                932,472
      Spartan Total Market                                                             2,613,224
         Index                       Large Blend Equity Fund

      MSIFT Value Portfolio          Mid-Value Domestic Equity Fund                      322,870
      Janus Worldwide Funds          Global Equity Fund                                2,273,991
*     Amkor Technology, Inc.         Common stock of Plan sponsor                      1,751,533
*     Participant Loans              Loans, interest rates 6% - 10.67%                   806,127

*     Party-in-interest

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

                                      F10

                       AMKOR TECHNOLOGY, INC., 401(k) PLAN
                      Plan Sponsor: Amkor Technology, Inc.
                          Plan Sponsor EIN: 23-1722724
                                Plan Number: 001

     Line 4i of Schedule H - Schedule of Assets Held for Investment Purposes
                     at End of Year As of December 31, 2001

      Identity of issue, borrower,                                                      Current
        lessor, or similar party        Description of investment                        value
*     Fidelity Investment Funds      Managed Income Portfolio                         $2,410,577
*     Fidelity Investment Funds      Investment Grade Bond Fund                        1,122,107
*     Fidelity Investment Funds      Puritan Fund - Balanced Equity Fund               1,148,549
*     Fidelity Investment Funds      Equity - Income Fund                              1,928,396
*     Fidelity Investment Funds      Growth & Income Portfolio                         3,533,258
*     Fidelity Investment Funds      Dividend Growth Fund                              5,263,172
*     Fidelity Investment Funds      Low-Priced Stock Fund                             1,697,054
*     Fidelity Investment Funds      Diversified International Fund                      513,047
*     Fidelity Investment Funds      Freedom Funds - Asset Allocation                  3,182,670
      Neuberger & Berman
         Genesis Trust               Small-Cap Value Fund                                478,448
      Neuberger & Berman
         Partners Trust              Domestic Equity Fund                                230,284
      Spartan U. S. Equity
         Index Fund                  Large Blend Equity Fund                           3,227,918
      Dreyfus Founders
         Growth Fund                 Growth Equity Fund                                1,328,424
      MSIFT Value Portfolio          Mid-Value Domestic Equity Fund                      504,127
      Janus Worldwide Fund           Global Equity Fund                                3,254,140
      Baron Asset Fund               Domestic Equity Fund                              2,115,281
*     Participant Loans              Loans, interest rates 6% - 10.67%                   652,214

*     Party-in-interest

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

                                      F11

Exhibit Index

  Exhibit No.                          Document
  -----------     ----------------------------------------------------

      23.1        Consent of Pricewaterhouse Coopers
      99.1        Section 906 Certification of Chief Executive Officer
      99.2        Section 906 Certification of Chief Financial Officer